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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 IGO CORPORATION
                                (NAME OF ISSUER)


                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                   449592 10 4
                                 (CUSIP NUMBER)


                            RICHARD F. DAHLSON, ESQ.
                              JACKSON WALKER L.L.P.
                    2435 NORTH CENTRAL EXPRESSWAY, SUITE 600
                             RICHARDSON, TEXAS 75080
                                 (972) 744-2996
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 24, 2002
              (DATE OF EVENT WHICH REQUIRES FILING THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 204.103d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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---------------------                                                -----------
CUSIP NO. 449592 10 4                 13 D                           Page 2 of 7
---------------------                                                -----------

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           1              NAME OF REPORTING PERSON
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                          MOBILITY ELECTRONICS, INC.

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           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]


                                                                        (b)  [X]

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           3              SEC USE ONLY


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           4              SOURCE OF FUNDS

                          WC, OO
--------------------------------------------------------------------------------
           5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

--------------------------------------------------------------------------------
           6              CITIZENSHIP OR PLACE OF ORGANIZATION

                          DELAWARE
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                         NUMBER OF               7   SOLE VOTING POWER
                          SHARES
                       BENEFICIALLY                  1,000
                           OWNED                 -------------------------------
                          BY EACH                8   SHARED VOTING POWER
                     REPORTING PERSON
                           WITH                      8,613,478(1)
                                                 -------------------------------
                                                 9   SOLE DISPOSITIVE POWER

                                                     1,000
                                                 -------------------------------
                                                 10  SHARED DISPOSITIVE POWER

                                                     0
--------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON

                          8,614,478(1)
--------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES                                     [ ]

--------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          33.9%(2)
--------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON

                          CO

(1) Mobility has entered into a voting agreement dated as of March 23, 2002, with certain stockholders of iGo, (the "Stockholders") which provides that such Stockholders will vote all of the shares of iGo common stock beneficially owned by them in favor of the merger, the merger agreement and the transactions contemplated thereby. The aggregate number of shares of iGo common stock covered by the voting agreement is 8,613,478. Mobility does not have any rights as a stockholder of iGo pursuant to the voting agreement and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mobility that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Percentage is based on 25,386,438 shares outstanding as of March 23, 2002.



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                                                                     Page 3 of 7

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of iGo Corporation, a Delaware corporation (the "Company"), covered by that certain voting agreement, dated as of March 23, 2002, (the "Voting Agreement"), entered into by and among Mobility Electronics, Inc., a Delaware Corporation ("Mobility"), the Company and certain stockholders of the Company. The Voting Agreement was entered into in connection with, and as an inducement to Mobility to enter into, an Agreement and Plan of Merger, dated as of March 23, 2002, (the "Merger Agreement"), with the Company and IGOC Acquisition, Inc., a wholly owned subsidiary of Mobility organized under the laws of the State of Delaware ("Merger Sub"). The Merger Agreement provides for, among other things, the merger of the Company with and into Merger Sub, as described in Item 4 herein.

         The address of the Company's principal executive offices is: 9393 Gateway Drive, Reno, Nevada 89511.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Mobility. Mobility is organized under the laws of the State of Delaware. The address of the principal office of Mobility is 7955 East Redfield Road, Scottsdale, Arizona 85260. Mobility designs, develops and markets connectivity devices and accessories for the computer industry and for a broad range of related microprocessor applications.

         As a party to the Voting Agreement, Mobility may be deemed the beneficial owner of the shares of Common Stock subject to such agreement. The following information concerning the directors and executive officers of Mobility is set forth on Exhibit 99.3:

         1.       name;

         2.       residence or business address; and

         3. present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, neither Mobility nor, to the best knowledge of Mobility, any of the executive officers or directors of Mobility have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

         During the last five years, neither Mobility nor, to the best knowledge of Mobility, any of the executive officers or directors have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of Mobility, all of the individuals listed on
Exhibit 99.3 are citizens of the United States of America.


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                                                                     Page 4 of 7

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No separate consideration was paid by Mobility in connection with the Voting Agreement. However, the shares of Common Stock subject to the Voting Agreement are covered by the Merger Agreement. If Mobility acquires all the outstanding shares of Common Stock pursuant to the Merger (as defined below), all shares of issued and outstanding Common Stock will be cancelled, and all holders of such Common Stock will be entitled to receive in the aggregate: (i) 3,100,000 shares of Mobility common stock, (ii) $6,100,000 in cash and (iii) cash in lieu of any fractional shares, which aggregate amount of consideration will be allocated among the holders of Common Stock pro rata based on the number of shares of Common Stock held by a holder at the Effective Time as compared to the total number of shares of Common Stock issued and outstanding as of the Effective Time (the "Merger Consideration"). The cash portion of the Merger Consideration will come from Mobility's working capital. The Merger is subject to certain conditions. The Merger is subject to the approval of a majority of the Company's stockholders, any other required regulatory approvals and the satisfaction or waiver of certain conditions as more fully described in the Merger Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

         Mobility entered into the Merger Agreement and the related Voting Agreement with the intent of acquiring control of, and the entire common equity interest in, the Company.

         MERGER AGREEMENT. Mobility, Merger Sub, and the Company have entered into the Merger Agreement pursuant to which the parties have agreed that the Company will complete a merger with and into Merger Sub (the "Merger"), with Merger Sub being the sole surviving corporation in the Merger. The separate existence of the Company will cease as a result of the Merger. The Merger Agreement provides that each outstanding share of Common Stock will be canceled in the Merger and converted into the right to receive the Merger Consideration. Upon consummation of the Merger, Mobility will own all of the outstanding shares of Common Stock of the Company. The Merger Agreement contains provisions regarding board recommendations, alternative acquisition proposals and termination fees payable to Mobility in the event of certain termination events by the Company.

         Upon consummation of the Merger as contemplated by the Merger Agreement, the Board of Directors and officers of Merger Sub will be the Board of Directors and officers of the surviving corporation and the Certificate of Incorporation and Bylaws of Merger Sub will be the Certificate of Incorporation and Bylaws of the surviving corporation. As a result of the Merger, iGo Common Stock will cease to be authorized for listing on the Nasdaq National Market, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         VOTING AGREEMENT. In connection with the Merger Agreement and as an inducement to Mobility's willingness to enter into the Merger Agreement, Mobility has entered into the Voting Agreement with the following stockholders of the Company (each, a "Stockholder"): (i) Ken Hawk; (ii) Ken Hawk, as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust; (iii) Institutional Venture Partners VIII, L.P.; (iv) IVM Investment Fund VIII, LLC; (v) IVM Investment Fund VIII-A, LLC; (vi) IVP Founders Fund I, L.P.; (vii) Reid W. Dennis; (viii) Peter Gotcher; (ix) Ross Bott Ph.D.; (x) Robert Darrell Boyle and Lauren Reeves Boyle, as Trustees UTA dated August 26, 1994; (xi) Ross Bott, Ph.D.; (xii) David Olson; and (xiii) Scott Shackelton (collectively, the "Stockholders"). The aggregate number of shares of Common Stock covered by the Voting Agreement is 8,613,478.



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                                                                     Page 5 of 7

         Pursuant to the Voting Agreement, each Stockholder agreed to appear at any meeting of the holders of Company Common Stock and vote (or cause to be voted) the Common Stock owned by such Stockholder in favor of the Merger Agreement and related matters and against certain competing transactions that may be proposed. The Voting Agreement generally provides that the Stockholders may not sell, transfer, pledge or otherwise dispose of, directly or indirectly, any of the shares of Common Stock covered by the Voting Agreement.

         THE MERGER. The board of directors of the Company has approved and adopted the Merger Agreement. Pursuant to the Merger Agreement, the Company will be required to submit the Merger and the Merger Agreement to the Company's stockholders for approval at a meeting of stockholders convened for that purpose. The Merger Agreement must be approved by the vote of a majority of the outstanding stock of the Company entitled to vote. Each share of Common Stock is entitled to one vote per share.

         The above descriptions of the Merger Agreement and the Voting Agreement and the related matters set forth in this Item are summaries, and are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The information set forth in Item 4 is hereby incorporated herein by reference. Under the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, Mobility may be deemed to have beneficial ownership over 8,613,478 shares of Common Stock covered by the Voting Agreement. These shares represent approximately 33.9% of the outstanding Common Stock of the Company. Mobility does not have any rights as a stockholder of iGo pursuant to the voting agreement and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mobility that it is the beneficial owner of any of the common stock of iGo referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.


(b)      The number of shares of Common Stock beneficially owned by Mobility:
         (i) with respect to which there is sole voting power is 1,000; (ii) with respect to which there is shared voting power is 8,613,478, (iii) with respect to which there is sole dispositive power is 1,000, and with respect to which there is shared dispositive power is 0.

(c) In addition to the transactions described in Item 4, during the past 60 days, Mobility purchased 1,000 shares of Common Stock in a brokers' transaction on March 27, 2002, at a purchase price of $0.32 per share. To the best knowledge of Mobility, none of its officers or directors have engaged in any transaction in the Common Stock that was effected during the past 60 days.

(d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mobility.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Items 2, 4, and 5 is hereby incorporated herein by reference.



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                                                                     Page 6 of 7

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit                    Description

99.1 Agreement and Plan of Merger among Mobility Electronics, Inc., IGOC Acquisition, Inc. and iGo Corporation dated as of March 22, 2002(1)

99.2 Lock-Up and Voting Agreement by and among Mobility Electronics, Inc., iGo Corporation and certain Stockholders of iGo Corporation dated as of March 23, 2002(1)

99.3                       Executive Officers and Directors of Mobility
                           Electronics, Inc.*

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* Filed herewith.

(1) Filed as an Exhibit to Mobility's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: April 1, 2002

                                       MOBILITY ELECTRONICS, INC.


                                       By: /s/ JOAN W. BRUBACHER
                                          --------------------------------------
                                          Joan W. Brubacher, Vice President and
                                          Chief Financial Officer